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UTLER
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Commercial Contract

1. **1. PARTIES AND PROPERTY:** _____ Ashland Holdings LLC and /or Assigns _____ ("Buyer")

2. agrees to buy and _____ Paul J. Goodart and Elizabeth M. Goodart Charitable Trust #1 and Trust #2 _____ (**"Seller"**)

3. agrees to sell the property as: Street Address: ___ 9696 St Clair Road ___

4. ___ Haines City, FL 33844 ___

5. Legal Description: Attached Exihibit "A"

6. ___

7. and the following Personal Property: Attached Exihibit "B"

8. ___

9. (all collectively referred to as the "Property") on the terms and conditions set forth below.

10. **2. PURCHASE PRICE:** $ _____ 425,000.00

11. (a) Deposit held in escrow by _ Executive Title Insurance (Within 48 hrs of acceptance) _ $ _____ 5,000.00

12. ("Escrow Agent") _(checks are subject to actual and final collection)_

13. Escrow Agent's address: _____ 203 Ave. K SE - Winter Haven, FL 33880 _____ Phone: ___ 863-294-3633

14. (b) Additional deposit to be made to Escrow Agent within N/A days after Effective Date $ _____ -0-

15. (c) Additional deposit to be made to Escrow Agent within N/A days after Effective Date $ _____ -0-

16. (d) Total financing (see Paragraph 5) $ _____ -0-

17. (e) Other _____ Seller Financing - See Addendum _____ $ _____ 260,000.00

18. (f) All deposits will be credited to the purchase price at closing. Balance to close, subject
19. to adjustments and prorations, to be paid with locally drawn cashier's or official bank $ _____ 160,000.00
20. check(s) or wire transfer.

21. **3. TIME FOR ACCEPTANCE; EFFECTIVE DATE; COMPUTATION OF TIME:** Unless this offer is signed by **Seller**
22. and **Buyer** and an executed copy delivered to all parties on or before _____ March 9, 2015 _____, this offer will be
23. withdrawn and the **Buyer's** deposit, if any, will be returned. The time for acceptance of any counter offer will be 3
24. days from the date the counter offer is delivered. **The "Effective Date" of this Contract is the date on which the**
25. **last one of the Seller and Buyer has signed or initialed and delivered this offer or the final counter offer.**
26. Calendar days will be used when computing time periods, except time periods of 5 days or less. Time periods of 5
27. days or less will be computed without including Saturday, Sunday, or national legal holidays. Any time period ending
28. on a Saturday, Sunday, or national legal holiday will extend until 5:00 p.m. of the next business day. **Time is of the**
29. **essence in this Contract.**

30. **4. CLOSING DATE AND LOCATION:**

31. (a) Closing Date: This transaction will be closed on _____ June 1, 2015 _____ (Closing Date), unless specifically
32. extended by other provisions of this Contract. The Closing Date will prevail over all other time periods including, but
33. not limited to, Financing and Due Diligence periods. In the event insurance underwriting is suspended on Closing
34. Date and **Buyer** is unable to obtain property insurance, **Buyer** may postpone closing up to 5 days after the
35. insurance underwriting suspension is lifted.

36. Buyer (_KC_) (___) and Seller (_EG_) (_EMG_) acknowledge receipt of a copy of this page, which is Page 1 of 8 Pages.

37. **(b) Location:** Closing will take place in _____ Polk _____ County, Florida. (If left blank, closing
38. will take place in the county where the property is located.) Closing may be conducted by mail or electronic means.

39. **5. THIRD PARTY FINANCING:**

40. **BUYER'S OBLIGATION:** Within _N/A_ days (5 days if left blank) after Effective Date, **Buyer** will apply for third party
41. financing in an amount not to exceed _N/A_ % of the purchase price or $ _____ N/A, with a fixed interest rate
42. not to exceed _N/A_ % per year with an initial variable interest rate not to exceed _N/A_ %, with points or commitment
43. or loan fees not to exceed _N/A_ % of the principal amount, for a term of _N/A_ years, and amortized over ___N/A___
44. years. with additional terms as follows: _____ N/A _____.
45. _____
46. **Buyer** will timely provide any and all credit, employment, financial and other information reasonably required by any
47. lender. **Buyer** will use good faith and reasonable diligence to (i) obtain Loan Approval within _N/A_ days (45 days if
48. left blank) from Effective Date (Loan Approval Date), (ii) satisfy terms and conditions of the Loan Approval, and
49. (iii) close the loan. **Buyer** will keep **Seller** and Broker fully informed about loan application status and authorizes the
50. mortgage broker and lender to disclose all such information to **Seller** and Broker. **Buyer** will notify **Seller** immediately
51. upon obtaining financing or being rejected by a lender. **CANCELLATION:** If **Buyer**, after using good faith and
52. reasonable diligence, fails to obtain Loan Approval by Loan Approval Date, **Buyer** may within _N/A_ days (3 days if left
53. blank) deliver written notice to **Seller** stating **Buyer** either waives this financing contingency or cancels this Contract.
54. If **Buyer** does neither, then **Seller** may cancel this Contract by delivering written notice to **Buyer** at any time
55. thereafter. Unless this financing contingency has been waived, this Contract shall remain subject to the
56. satisfaction, by closing, of those conditions of Loan Approval related to the Property. **DEPOSIT(S) (for purposes**
57. **of Paragraph 5 only):** If **Buyer** has used good faith and reasonable diligence but does not obtain Loan
58. Approval by Loan Approval Date and thereafter either party elects to cancel this Contract as set forth above or the
59. lender fails or refuses to close on or before the Closing Date without fault on **Buyer's** part, the Deposit(s) shall be
60. returned to **Buyer**, whereupon both parties will be released from all further obligations under this Contract, except for
61. obligations stated herein as surviving the termination of this Contract. If neither party elects to terminate this Contract
62. as set forth above or **Buyer** fails to use good faith or reasonable diligence as set forth above, **Seller** will be entitled to
63. retain the Deposit(s) if the transaction does not close.

64. **6. TITLE:** Seller has the legal capacity to and will convey marketable title to the Property by ☒ statutory warranty
65. deed ☐ other _____ N/A _____, free of liens, easements and encumbrances of record or
66. known to **Seller**, but subject to property taxes for the year of closing; covenants, restrictions and public utility
67. easements of record; existing zoning and governmental regulations; and (list any other matters to which title will be
68. subject) _any other issues that may cloud the title_ _____ ;
69. _____
70. provided there exists at closing no violation of the foregoing and none of them prevents **Buyer's** intended use of the
71. Property as _____ Mobile Home & RV Park _____.

72. **(a) Evidence of Title:** The party who pays the premium for the title insurance policy will select the closing agent
73. and pay for the title search and closing services. **Seller** will, at (check one) ☒ **Seller's** ☐ **Buyer's** expense and
74. within _N/A_ days ☐ after Effective Date ☒ or at least _15_ days before Closing Date deliver to **Buyer** (check one)
75. ☒ (i.) a title insurance commitment by a Florida licensed title insurer setting forth those matters to be
76. discharged by **Seller** at or before Closing and, upon **Buyer** recording the deed, an owner's policy in the amount
77. of the purchase price for fee simple title subject only to exceptions stated above. If **Buyer** is paying for the
78. evidence of title and **Seller** has an owner's policy, **Seller** will deliver a copy to **Buyer** within 15 days after
79. Effective Date.
80. ☐ (ii.) an abstract of title, prepared or brought current by an existing abstract firm or certified as correct by an
81. existing firm. However, if such an abstract is not available to **Seller**, then a prior owner's title policy acceptable
82. to the proposed insurer as a base for reissuance of coverage may be used. The prior policy will include copies
83. of all policy exceptions and an update in a format acceptable to **Buyer** from the policy effective date and
84. certified to **Buyer** or **Buyer's** closing agent together with copies of all documents recited in the prior policy and
85. in the update. If such an abstract or prior policy is not available to **Seller** then (i.) above will be the evidence of
86. title.

87. **(b) Title Examination:** Buyer will, within 15 days from receipt of the evidence of title deliver written notice to **Seller**
88. of title defects. Title will be deemed acceptable to **Buyer** if (1) **Buyer** fails to deliver proper notice of defects or

89. Buyer (_K._)(____) and Seller (____)(____) acknowledge receipt of a copy of this page, which is Page 2 of 8 Pages.

90 (2) **Buyer** delivers proper written notice and **Seller** cures the defects within __45__ days from receipt of the notice
91 ("Curative Period"). If the defects are cured within the Curative Period, closing will occur within 10 days from receipt
92 by **Buyer** of notice of such curing. **Seller** may elect not to cure defects if **Seller** reasonably believes any defect
93 cannot be cured within the Curative Period. If the defects are not cured within the Curative Period, **Buyer** will have
94 10 days from receipt of notice of **Seller's** inability to cure the defects to elect whether to terminate this Contract or
95 accept title subject to existing defects and close the transaction without reduction in purchase price.

96 (c) **Survey:** (check applicable provisions below)
97 [X] (i.)**Seller** will, within __7__ days from Effective Date, deliver to **Buyer** copies of prior surveys, plans,
98 specifications, and engineering documents, if any, and the following documents relevant to this transaction:
99 ___all other documents and papers pertaining to the property that are in the seller's possession___.
100 prepared for **Seller** or in **Seller's** possession, which show all currently existing structures. In the event this
101 transaction does not close. all documents provided by **Seller** will be returned to **Seller** within 10 days from the
102 date this Contract is terminated.
103 [X] **Buyer** will, at [ ] **Seller's** [X] **Buyer's** expense and within the time period allowed to deliver and examine title
104 evidence, obtain a current certified survey of the Property from a registered surveyor. If the survey reveals
105 encroachments on the Property or that the improvements encroach on the lands of another, [ ] **Buyer** will
106 accept the Property with existing encroachments [X] such encroachments will constitute a title defect to be
107 cured within the Curative Period.

108 (d) **Ingress and Egress: Seller** warrants that the Property presently has ingress and egress.

109 7. **PROPERTY CONDITION: Seller** will deliver the Property to **Buyer** at the time agreed in its present "as is"
110 condition, ordinary wear and tear excepted, and will maintain the landscaping and grounds in a comparable condition.
111 **Seller** makes no warranties other than marketability of title. In the event that the condition of the Property has
112 materially changed since the expiration of the Due Diligence Period, **Buyer** may elect to terminate the Contract and
113 receive a refund of any and all deposits paid. plus interest. if applicable. By accepting the Property "as is", **Buyer**
114 waives all claims against **Seller** for any defects in the Property. (Check (a) or (b))

115 [ ] (a) **As is: Buyer** has inspected the Property or waives any right to inspect and accepts the Property in its "as is"
116 condition.

117 [X] (b) **Due Diligence Period: Buyer** will, at **Buyer's** expense and within __60__ days from Effective Date ("Due
118 Diligence Period"), determine whether the Property is suitable, in **Buyer's** sole and absolute discretion, for **Buyer's**
119 intended use and development of the Property as specified in Paragraph 6. During the Due Diligence Period,
120 **Buyer** may conduct any tests, analyses, surveys and investigations ("Inspections") which **Buyer** deems necessary
121 to determine to **Buyer's** satisfaction the Property's engineering, architectural, environmental properties; zoning and
122 zoning restrictions; flood zone designation and restrictions; subdivision regulations; soil and grade; availability of
123 access to public roads, water, and other utilities; consistency with local, state and regional growth management and
124 comprehensive land use plans; availability of permits, government approvals and licenses; compliance with
125 American with Disabilities Act; absence of asbestos, soil and ground water contamination; and other inspections
126 that **Buyer** deems appropriate to determine the suitability of the Property for **Buyer's** intended use and
127 development. **Buyer** will deliver written notice to **Seller** prior to the expiration of the Due Diligence Period of
128 **Buyer's** determination of whether or not the Property is acceptable. **Buyer's** failure to comply with this notice
129 requirement will constitute acceptance of the Property in its present "as is" condition. **Seller** grants to **Buyer**, its
130 agents, contractors and assigns, the right to enter the Property at any time during the Due Diligence Period for the
131 purpose of conducting Inspections; provided, however, that **Buyer**, its agents, contractors and assigns enter the
132 Property and conduct Inspections at their own risk. **Buyer** will indemnify and hold **Seller** harmless from losses,
133 damages, costs, claims and expenses of any nature, including attorneys' fees at all levels, and from liability to any
134 person, arising from the conduct of any and all inspections or any work authorized by **Buyer**. **Buyer** will not engage
135 in any activity that could result in a mechanic's lien being filed against the Property without **Seller's** prior written
136 consent. In the event this transaction does not close, (1) **Buyer** will repair all damages to the Property resulting
137 from the Inspections and return the Property to the condition it was in prior to conduct of the Inspections, and
138 (2) **Buyer** will, at **Buyer's** expense release to **Seller** all reports and other work generated as a result of the
139 Inspections. Should **Buyer** deliver timely notice that the Property is not acceptable. **Seller** agrees that **Buyer's**
140 deposit will be immediately returned to **Buyer** and the Contract terminated.

141 (c) **Walk-through Inspection: Buyer** may, on the day prior to closing or any other time mutually agreeable to the

142 Buyer (_KC_) (____) and Seller (____) acknowledge receipt of a copy of this page. which is Page 3 of 8 Pages.

143 parties, conduct a final "walk-through" inspection of the Property to determine compliance with this paragraph and
144 to ensure that all Property is on the premises.

145 **8. OPERATION OF PROPERTY DURING CONTRACT PERIOD: Seller** will continue to operate the Property and any
146 business conducted on the Property in the manner operated prior to Contract and will take no action that would
147 adversely impact the Property, tenants, lenders or business, if any. Any changes, such as renting vacant space, that
148* materially affect the Property or **Buyer's** intended use of the Property will be permitted ☒ only with **Buyer's** consent
149* ☐ without **Buyer's** consent.

150 **9. CLOSING PROCEDURE:** Unless otherwise agreed or stated herein, closing procedure shall be in accordance with
151 the norms where the Property is located.

152 **(a) Possession and Occupancy: Seller** will deliver possession and occupancy of the Property to **Buyer** at
153 closing. **Seller** will provide keys, remote controls, and any security/access codes necessary to operate all locks,
154 mailboxes, and security systems.

155 **(b) Costs: Buyer** will pay **Buyer's** attorneys' fees, taxes and recording fees on notes, mortgages and financing
156 statements and recording fees for the deed. **Seller** will pay **Seller's** attorneys' fees, taxes on the deed and
157 recording fees for documents needed to cure title defects. If **Seller** is obligated to discharge any encumbrance at or
158 prior to closing and fails to do so, **Buyer** may use purchase proceeds to satisfy the encumbrances.

159 **(c) Documents: Seller** will provide the deed; bill of sale; mechanic's lien affidavit; originals of those assignable
160 service and maintenance contracts that will be assumed by **Buyer** after the Closing Date and letters to each
161 service contractor from **Seller** advising each of them of the sale of the Property and, if applicable, the transfer of its
162 contract, and any assignable warranties or guarantees received or held by **Seller** from any manufacturer,
163 contractor, subcontractor, or material supplier in connection with the Property; current copies of the condominium
164 documents, if applicable; assignments of leases, updated rent roll; tenant and lender estoppels letters; tenant
165 subordination, non-disturbance and attornment agreements (SNDAs) required by the **Buyer** or **Buyer's** lender;
166 assignments of permits and licenses; corrective instruments; and letters notifying tenants of the change in
167 ownership/rental agent. If any tenant refuses to execute an estoppels letter, **Seller** will certify that information
168 regarding the tenant's lease is correct. If **Seller** is an entity, **Seller** will deliver a resolution of its Board of Directors
169 authorizing the sale and delivery of the deed and certification by the appropriate party certifying the resolution and
170 setting forth facts showing the conveyance conforms to the requirements of local law. **Seller** will transfer security
171 deposits to **Buyer. Buyer** will provide the closing statement, mortgages and notes, security agreements, and
172 financing statements.

173 **(d) Taxes and Prorations:** Real estate taxes, personal property taxes on any tangible personal property, bond
174 payments assumed by **Buyer,** interest, rents (based on actual collected rents), association dues, insurance
175 premiums acceptable to **Buyer,** and operating expenses will be prorated through the day before closing. If the
176 amount of taxes for the current year cannot be ascertained, rates for the previous year will be used with due
177 allowance being made for improvements and exemptions. Any tax proration based on an estimate will, at request
178 of either party, be readjusted upon receipt of current year's tax bill; this provision will survive closing.

179 **(e) Special Assessment Liens:** Certified, confirmed, and ratified special assessment liens as of the Closing Date
180 will be paid by **Seller.** If a certified, confirmed, and ratified special assessment is payable in installments, **Seller** will
181 pay all installments due and payable on or before the Closing Date, with any installment for any period extending
182 beyond the Closing Date prorated, and **Buyer** will assume all installments that become due and payable after the
183 Closing Date. **Buyer** will be responsible for all assessments of any kind which become due and owing after Closing
184 Date, unless an improvement is substantially completed as of Closing Date. If an improvement is substantially
185 completed as of the Closing Date but has not resulted in a lien before closing, **Seller** will pay the amount of the last
186 estimate of the assessment. This subsection applies to special assessment liens imposed by a public body and
187 does not apply to condominium association special assessments.

188 **(f) Foreign Investment in Real Property Tax Act (FIRPTA):** If **Seller** is a "foreign person" as defined by FIRPTA,
189 **Seller** and **Buyer** agree to comply with Section 1445 of the Internal Revenue Code. **Seller** and **Buyer** will
190 complete, execute, and deliver as directed any instrument, affidavit, or statement reasonably necessary to comply
191 with the FIRPTA requirements, including delivery of their respective federal taxpayer identification numbers or

192* **Buyer** (KC) (____) and **Seller** (____) (____) acknowledge receipt of a copy of this page, which is Page 4 of 8 Pages.

193 Social Security Numbers to the closing agent. If **Buyer** does not pay sufficient cash at closing to meet the
194 withholding requirement, **Seller** will deliver to **Buyer** at closing the additional cash necessary to satisfy the
195 requirement.

196 **10. ESCROW AGENT: Seller** and **Buyer** authorize Escrow Agent or Closing Agent (collectively "Agent") to
197 receive, deposit, and hold funds and other property in escrow and, subject to collection, disburse them in accordance
198 with the terms of this Contract. The parties agree that Agent will not be liable to any person for misdelivery of
199 escrowed items to **Seller** or **Buyer**, unless the misdelivery is due to Agent's willful breach of this Contract or gross
200 negligence. If Agent has doubt as to Agent's duties or obligations under this Contract, Agent may, at Agent's option,
201 (a) hold the escrowed items until the parties mutually agree to its disbursement or until a court of competent
202 jurisdiction or arbitrator determines the rights of the parties or (b) deposit the escrowed items with the clerk of
203 the court having jurisdiction over the matter and file an action in interpleader. Upon notifying the parties of such action,
204 Agent will be released from all liability except for the duty to account for items previously delivered out of escrow. If
205 Agent is a licensed real estate broker, Agent will comply with Chapter 475, Florida Statutes. In any suit in which Agent
206 interpleads the escrowed items or is made a party because of acting as Agent hereunder, Agent will recover
207 reasonable attorney's fees and costs incurred, with these amounts to be paid from and out of the escrowed items and
208 charged and awarded as court costs in favor of the prevailing party.

209 **11. CURE PERIOD:** Prior to any claim for default being made, a party will have an opportunity to cure any alleged
210 default. If a party fails to comply with any provision of this Contract, the other party will deliver written notice to the non-
211 complying party specifying the non-compliance. The non-complying party will have __5__ days (5 days if left blank) after
212 delivery of such notice to cure the non-compliance. Notice and cure shall not apply to failure to close.

213 **12. RETURN OF DEPOSIT:** Unless otherwise specified in the Contract, in the event any condition of this Contract is
214 not met and **Buyer** has timely given any required notice regarding the condition having not been met, **Buyer's** deposit
215 will be returned in accordance with applicable Florida Laws and regulations.

216 **13. DEFAULT:**

217 (a) In the event the sale is not closed due to any default or failure on the part of **Seller** other than failure to make
218 the title marketable after diligent effort, **Buyer** may either (1) receive a refund of **Buyer's** deposit(s) or (2) seek
219 specific performance. If **Buyer** elects a deposit refund, **Seller** will be liable to Broker for the full amount of the
220 brokerage fee.

221 (b) In the event the sale is not closed due to any default or failure on the part of **Buyer, Seller** may either (1) retain
222 all deposit(s) paid or agreed to be paid by **Buyer** as agreed upon liquidated damages, consideration for the
223 execution of this Contract, and in full settlement of any claims, upon which this Contract will terminate or (2) seek
224 specific performance. If **Seller** retains the deposit, **Seller** will pay the Brokers named in Paragraph 20 fifty percent
225 of all forfeited deposits retained by **Seller** (to be split equally among the Brokers) up to the full amount of the
226 brokerage fee. If **Buyer** fails to timely place a deposit as required by this Contract, **Seller** may either (1) terminate
227 the Contract and seek the remedy outlined in this subparagraph or (2) proceed with the Contract without waiving
228 any remedy for **Buyer's** default.

229 **14. ATTORNEY'S FEES AND COSTS:** In any claim or controversy arising out of or relating to this Contract, the
230 prevailing party, which for purposes of this provision will include **Buyer, Seller** and Broker, will be awarded reasonable
231 attorneys' fees, costs, and expenses.

232 **15. NOTICES:** All notices will be in writing and may be delivered by mail, overnight courier, personal delivery, or
233 electronic means. Parties agree to send all notices to addresses specified on the signature page(s). Any notice,
234 document, or item given by or delivered to an attorney or real estate licensee (including a transaction broker)
235 representing a party will be as effective as if given by or delivered to that party.

236 **16. DISCLOSURES:**

237 (a) **Commercial Real Estate Sales Commission Lien Act:** The Florida Commercial Real Estate Sales
238 Commission Lien Act provides that a broker has a lien upon the owner's net proceeds from the sale of commercial
239 real estate for any commission earned by the broker under a brokerage agreement. The lien upon the owner's net

240* **Buyer** (_KC_) (____) and **Seller** (____) (____) acknowledge receipt of a copy of this page, which is Page 5 of 8 Pages.

241 proceeds is a lien upon personal property which attaches to the owner's net proceeds and does not attach to any
242 interest in real property. This lien right cannot be waived before the commission is earned.

243 **(b) Special Assessment Liens Imposed by Public Body:** The Property may be subject to unpaid special
244 assessment lien(s) imposed by a public body. (A public body includes a Community Development District.) Such
245 liens, if any, shall be paid as set forth in Paragraph 9(e).

246 **(c) Radon Gas:** Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in
247 sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that
248 exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon
249 and radon testing may be obtained from your county public health unit.

250 **(d) Energy-Efficiency Rating Information: Buyer** acknowledges receipt of the information brochure required by
251 Section 553.996, Florida Statutes.

252 **17. RISK OF LOSS:**

253 **(a)** If, after the Effective Date and before closing, the Property is damaged by fire or other casualty, **Seller** will bear
254 the risk of loss and **Buyer** may cancel this Contract without liability and the deposit(s) will be returned to **Buyer.**
255 Alternatively, **Buyer** will have the option of purchasing the Property at the agreed upon purchase price and **Seller**
256 will credit the deductible, if any and transfer to **Buyer** at closing any insurance proceeds, or **Seller's** claim to any
257 insurance proceeds payable for the damage. **Seller** will cooperate with and assist **Buyer** in collecting any such
258 proceeds. **Seller** shall not settle any insurance claim for damage caused by casualty without the consent of the
259 **Buyer.**

260 **(b)** If, after the Effective Date and before closing, any part of the Property is taken in condemnation or under the
261 right of eminent domain, or proceedings for such taking will be pending or threatened, **Buyer** may cancel this
262 Contract without liability and the deposit(s) will be returned to **Buyer.** Alternatively, **Buyer** will have the option of
263 purchasing what is left of the Property at the agreed upon purchase price and **Seller** will transfer to the **Buyer** at
264 closing the proceeds of any award, or **Seller's** claim to any award payable for the taking. **Seller** will cooperate with
265 and assist **Buyer** in collecting any such award.

266 **18. ASSIGNABILITY; PERSONS BOUND:** This Contract may be assigned to a related entity, and otherwise [x] is
267 not assignable [ ] is assignable. If this Contract may be assigned, **Buyer** shall deliver a copy of the assignment
268 agreement to the **Seller** at least 5 days prior to Closing. The terms "Buyer," "Seller" and "Broker" may be singular or
269 plural. This Contract is binding upon **Buyer, Seller** and their heirs, personal representatives, successors and assigns
270 (if assignment is permitted).

271 **19. MISCELLANEOUS:** The terms of this Contract constitute the entire agreement between **Buyer** and **Seller.**
272 Modifications of this Contract will not be binding unless in writing, signed and delivered by the party to be bound.
273 Signatures, initials, documents referenced in this Contract, counterparts and written modifications communicated
274 electronically or on paper will be acceptable for all purposes, including delivery, and will be binding. Handwritten or
275 typewritten terms inserted in or attached to this Contract prevail over preprinted terms. If any provision of this Contract
276 is or becomes invalid or unenforceable, all remaining provisions will continue to be fully effective. This Contract will be
277 construed under Florida law and will not be recorded in any public records.

278 **20. BROKERS:** Neither **Seller** nor **Buyer** has used the services of, or for any other reason owes compensation to,
279 a licensed real estate Broker other than:

280 **(a) Seller's Broker:** _____ C. Buddy Johnson Real Estate _____ Edward R. Holt _____
281   (Company Name)   (Licensee)
282 _____ 331 Bay Street - Auburndale , FL 33823 _____ 863-255-9787 _____
283   (Address, Telephone, Fax, E-mail)
284 who [x] is a single agent [ ] is a transaction broker [ ] has no brokerage relationship and who will be compensated
285 by [x] **Seller** [ ] **Buyer** [ ] both parties pursuant to [ ] a listing agreement [x] other (specify) _____
286   Commission of 5% of the purchase price to be paid at the time of closing from proceeds of sale.

287 Buyer (_KC_) (_____) and Seller (_EJJ_) _ERH_ acknowledge receipt of a copy of this page, which is Page 6 of 8 Pages.

288* (b) Buyer's Broker: _____ N/A _____ N/A _____
289   (Company Name)   (License)

290*   N/A
291   (Address, Telephone, Fax, E-mail)

292* who ☐ is a single agent ☐ is a transaction broker ☐ has no brokerage relationship and who will be compensated
293* by ☐ **Seller's Broker** ☐ **Seller** ☐ **Buyer** ☐ both parties pursuant to ☐ an MLS offer of compensation ☐ other (specify)
294*   N/A
295 (collectively referred to as "Broker") in connection with any act relating to the Property, including but not limited to
296 inquiries, introductions, consultations, and negotiations resulting in this transaction. Seller and Buyer agree to
297 indemnify and hold Broker harmless from and against losses, damages, costs and expenses of any kind, including
298 reasonable attorneys' fees at all levels, and from liability to any person, arising from (1) compensation claimed which is
299 inconsistent with the representation in this Paragraph, (2) enforcement action to collect a brokerage fee pursuant to
300 Paragraph 10, (3) any duty accepted by Broker at the request of Seller or Buyer, which is beyond the scope of
301 services regulated by Chapter 475, Florida Statutes, as amended, or (4) recommendations of or services provided and
302 expenses incurred by any third party whom Broker refers, recommends, or retains for or on behalf of Seller or Buyer.

303 **21. OPTIONAL CLAUSES:** (Check if any of the following clauses are applicable and are attached as an addendum to
304 this Contract):
305^ ☐ Arbitration   ☐ Seller Warranty   ☐ Existing Mortgage
306* ☐ Section 1031 Exchange   ☐ Coastal Construction Control Line ☐ Buyer's Attorney Approval
307* ☐ Property Inspection and Repair   ☐ Flood Area Hazard Zone   ☐ Seller's Attorney Approval
308* ☐ Seller Representations   ☒ Seller Financing   ☒ Other ____See Addendum____

309 **22. ADDITIONAL TERMS:**

310* Both parties agree that the tenant that lives in the house will manage and maintain the property in exchange for no

311* rent increase on the home, Subject To an interview by Buyer.

312* _____

313* All time periods in the contract and addendum shall be calendar days.

314* _____

315* _____

316* _____

317* _____

318* _____

319* _____

320* _____

321 THIS IS INTENDED TO BE A LEGALLY BINDING CONTRACT. IF NOT FULLY UNDERSTOOD, SEEK THE
322 ADVICE OF AN ATTORNEY PRIOR TO SIGNING. BROKER ADVISES BUYER AND SELLER TO VERIFY ALL
323 FACTS AND REPRESENTATIONS THAT ARE IMPORTANT TO THEM AND TO CONSULT AN APPROPRIATE
324 PROFESSIONAL FOR LEGAL ADVICE (FOR EXAMPLE, INTERPRETING CONTRACTS, DETERMINING THE
325 EFFECT OF LAWS ON THE PROPERTY AND TRANSACTION, STATUS OF TITLE, FOREIGN INVESTOR
326 REPORTING REQUIREMENTS, ETC.) AND FOR TAX, PROPERTY CONDITION, ENVIRONMENTAL AND OTHER
327 ADVICE. BUYER ACKNOWLEDGES THAT BROKER DOES NOT OCCUPY THE PROPERTY AND THAT ALL
328 REPRESENTATIONS (ORAL, WRITTEN OR OTHERWISE) BY BROKER ARE BASED ON SELLER
329 REPRESENTATIONS OR PUBLIC RECORDS UNLESS BROKER INDICATES PERSONAL VERIFICATION OF
330 THE REPRESENTATION. BUYER AGREES TO RELY SOLELY ON SELLER, PROFESSIONAL INSPECTORS
331 AND GOVERNMENTAL AGENCIES FOR VERIFICATION OF THE PROPERTY CONDITION, SQUARE FOOTAGE
AND FACTS THAT MATERIALLY AFFECT PROPERTY VALUE.

334 Each person signing this Contract on behalf of a party that is a business entity represents and warrants to the other
335 party that such signatory has full power and authority to enter into and perform this Contract in accordance with its
336 terms and each person executing this Contract and other documents on behalf of such party has been duly authorized
337 to do so.

338* _Kent Campbell_ Manager   Date: 3-6-15
339 Kent Campbell

340* _____Kent Campbell___manager_____   Tax ID No: 46-2426549
341 (Typed or Printed Name of **Buyer**)

342* Title: Manager   Telephone: 352-561-8182

343* _____   Date: 3-6-15
344

345* _____   Tax ID No: _____
346 (Typed or Printed Name of **Buyer**)

347* Title: _____   Telephone: _____

348* **Buyer's** Address for purpose of notice: _____

349* Facsimile: _____   Email: _____

350* _Paul J Goodart_   Date: _____
351 Paul J. Goodart

352* _____Paul J. Goodart_____   Tax ID No: 20-7126512   20-7126528
353 (Typed or Printed Name of **Seller**)

354* Title: CO - TRUSTEE   Telephone: 407-396-6493

355* _Elizabeth M Goodart_   Date: _____
356 Elizabeth M. Goodart

357* _____Elizabeth M. Goodart_____   Tax ID No: SAME
358 (Typed or Printed Name of **Seller**)

359* Title: CO - TRUSTEE   Telephone: 407-396-6493

360* **Seller's** Address for purpose of notice: _____

361* Facsimile: _____   Email: _____

362* **Buyer** (KC) (____) and **Seller** (PJG) EMG acknowledge receipt of a copy of this page, which is Page 8 of 8 Pages.

EXHIBIT A – Real Estate

Legal Description

Parcel I.D. # 28-27-29-000000-024020 and
Parcel I.D. # 28-27-32-000000-013010

TRACT 1: The South 265 feet of the Southwest 1/4 of the Southeast 1/4 of Section 29, Township 27 South, Range 28 East, Polk County, Florida, lying East of Lake Marion.

TRACT II: The North 200 feet of the Northwest 1/4 of the Northeast 1/4 of Section 32, Township 27 South, Range 28 East, Polk County, Florida, lying East of Lake Marion.

TOGETHER WITH a road easement described as: the West 50 feet of the South 315 feet of the Southeast 1/4 of the Southeast 1/4 of Section 29, Township 27 South, Range 28 East and the West 50 feet of the North 200 feet of the Northeast 1/4 of the Northeast 1/4 of Section 32, Township 27 South, Range 28 East, Polk County, Florida.

Being the same property conveyed from St. Clair Resort, Inc. to Grantors herein by deed dated March 3, 1999, recorded March 5, 1999 as Document No. 99036314, in Book 04198, Page 461, records of Polk County.

EXHIBIT B – PERSONAL PROPERTY

PARK EQUIPMENT AND SUPPLIES

--Stove and refrigerator - Apt 1 & 2
--Stove – House
--Washer and dryer – House
--Utility trailer, with spare tire
--Hitch for utility trailer
--Riding Mower,
--Awning
--Electric meter boxes (in bait house)
--4 Drawer file cabinet, in garage, with extra clorinater parts
--Picnic table
--Misc. yard tools

SERVICE PROVIDERS – ST. CLAIR RESORT

Septic	ASAP (Kendra)	407-518-6911
Plumbing	Don Crosby Plumbing	863-419-0993
K.B. Clark (Lot 4, 9656) is a retired master plumber and will work at a reduced rate		
Electric	Vroom's Electric	407-847-7733
Air Conditioning	All-Zone A/C	863-644-9333
House & Apt. 1 central units	Alex	
Well Repair	Montana Well Drilling	407-908-5999
	Matt	
Electric service	Duke Energy	1-800-700-8744
Trash Pick Up	Republic Services (Florida Refuse)	863-665-1489
	Sherry or Nichol	
Well samples	Tri-Florida H2O Treatment, Inc.	863-965-1439
	(Has key to garage)	
Polk Co. Health Dept.		863-519-8330

ADDENDUM

Addendum to Contract between Ashland Holdings LLC and/ or assigns (Buyer) and Paul J. Goodart and Elizabeth M. Goodart Charitable Trust #1 and Trust #2 (seller) concerning the property known as St Clair Mobile Home & RV Park.

1.) The property to be purchased and conveyed is located at 9696 St Clair Road in Haines City, Florida and shall include; The land and all improvements, all personal property used in connection with the operation of the property, and all other property currently located on or attached to the property. An inventory list is attached to the Contract as Exhibit B.

2.) The Buyer accepts all property, real and personal, in "as is condition", with the right to the 60 day Due Diligence Period as described in Paragraph 7.(b) of the Contract. The Seller will warrant that all appliances, air conditioners, plumbing, sewer, electrical systems and all other items used in connection with the operation of the property will be in working condition at the time of closing.

3.) The Seller will furnish the Buyer, within 7 days of the effective of the Contract, the following:
   a. Copy of the rent roll and leases: name of each tenant, list of prepaid rents, lists of deposits.
   b. Upon closing, assignment of all leases in effect.
   c. Copy of all third party contracts for maintenance, lawn care or management.
   d. Buyer to have access to all books and financial statements pertaining to the property for the last 2 years.
   e.
      1. City, County and State Permits and Licenses
      2. Certificates of Occupancy
      3. Sewer Plant Records and Readings (if applicable)
      4. Water Well Tests and Compliance Records (if applicable)
      5. Existing Surveys or Environmental Reports
      6. Water and other Utility Meter Reading Records and Formulas (if sub- metered)
      7. Water, Sewer, Trash, Gas, Electric Bills for the last 2-3 years
      8. Property tax bills for the last 2-3 years
      9. Copy of current insurance policy and binder showing premiums and coverage's
      10. Current staffing list including position, wages, job descriptions

11. Any drawings and maps of the park and infrastructure and size of lots

12. Any Contracts that will be transferred to buyer at closing (laundry, trash, phone)

13. Signed Rules and Leases for each resident

14. Bank Statements

15. 2-3 years Tax Returns

16. 2-3 years Profit and Loss

17. List of Capital Expenditures for the last 3 years

18. Utilities and what they are made of (What are the water & sewer lines made of? What is the amperage of each electrical pole?)

19. Who pays what and how is it metered? Water, Sewer, Gas, Electric, Trash, Cable, etc

20. Listing of any current park infrastructure problems (water, sewer, gas, electric)

21. Rent Roll with specific home-site number, name of resident, move-in date, monthly rent, current balance, additional charges, number of occupants, and a brief history of the resident (good resident / bad resident, special circumstances, etc.)

22. Dates and amounts of the last 2-3 Rent Increases

23. Names and phone numbers of all contractors used in the last 5 years —plumbers, electricians, propane, gas, roto rooters

24. List of names, addresses, phone number, e-mail of attorneys, accountants, insurance brokers, rental companies, county and state officials and any other helpful people that we should contact now or in the future.

25. A list of any problems to be corrected, how you handle delinquent clients and any suggestions for landscaping, maintenance, improvements, etc. to have an excellent mobile home park

26. A list of all personal property including autos, trucks, office, park maintenance equipment, tools, utility equipment.

4.) Seller warrants that to the best of the Seller's knowledge:
 a.   There are no lawsuits or pending litigation affecting the property.
 b.   There are no environmental problems concerning the property.

5.) The day of closing shall be credited to the Buyer.

6.) The Seller agrees to the Buyer's use of the business name St Clair MH & RV Park, after closing, if the Buyer so desires.

7.) The Purchaser and Seller will comply with applicable law in performance of this transaction.

8.) Seller has good title and ownership over the Assigned interests.

9.) Seller warrants that the Assigned interests is free from any obligation and defects.

Page 1 of 2

10.) There is no pending Proceeding that has been commenced against the Seller and the Purchaser that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the contemplated transactions.

11.) The closing is conditioned on the completion of due diligence, including but limited to obtaining all lease agreements, reviewing of financial statements, an appraisal of the property at Purchaser's expense, contract is conditioned on the property appraising at or above the purchase price on the contract, and the preparation of definitive documentation to effect the transaction mutually satisfactory to each party.

12.) The Purchaser and Seller agree not to disclose the terms of this transaction to any person other than officers, members of the Board of Directors, accountants and attorneys involved in the transaction. Purchaser and Seller will have the right to disclose openly once fully compliant with SEC guidelines.

13.) Seller to carry balance of $260,000.00 in a first mortgage at 5.5% interest amortized for 25 years with a balloon payment in 5 years. Monthly payments of $1,596.63 to begin 30 days from the closing date with a balloon payment due and payable for the balance of $231,037.91 after 5 years. Purchaser can prepay any or all of this note anytime with no prepayment penalty.

Kent Campbell

— Manager 3-6-15

Buyer: **Date**

Buyer: **Date:**

3-7-15

Seller: **Date:**

Elizabeth M Goodart 3-7-15

Seller **Date:**

Page [redacted]
4 of 4

ESCROW AGREEMENT

DATE: 3/7/15

PROPERTY ADDRESS: 9696 St Clair Road

Haines City, FL 33844

FILE NUMBER: ______________________

We, the undersigned, hereby acknowledge that the undersigned is/are this date placing the sum of $ 5.000.00 in trust with Executive Title of Central Florida, Inc. Executive Title of Central Florida, Inc. is hereby authorized and directed to hold said funds in escrow until [illegible] to release said funds for closing by the designated or by parties hereto.

We further acknowledge and agree to hold Executive Title of Central Florida, Inc. free and harmless from any claim and/or liability including court cost and attorney's fees, [illegible] from the holding and/or releasing of said funds.

We, the undersigned, do further agree that in the event any dispute should occur between the undersigned parties, Executive Title of Central Florida, Inc. is hereby authorized and directed to deposit all monies being held in the law office of Ronan Stambaugh, P.A. Once all monies are deposited in the office of Ronan Stambaugh, P.A., Executive Title of Central Florida, Inc. shall be released from any and all liability in the dispute.

Sealed and delivered in the presence of:

Kent Campbell Manager ______________________ [signature] ______________________

Buyer

______________________ ______________________

Buyer

Paul J. Goodart ______________________ 3-7-15

Date

Elizabeth M. Goodart ______________________ 3-7-15

Date

Executive Title of Central Florida, Inc.

By: ______________________

Authorized Signature